Troutman Pepper Hamilton Sanders LLP
3000 Two Logan Square, Eighteenth and Arch Streets
Philadelphia, PA 19103-2799

troutman.com

May 5, 2021

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Christie Torney, Jeanne Baker, Jane Park and Laura Crotty

Re:	Century Therapeutics, Inc. Draft Registration Statement on Form S-1 Filed March 26, 2021 CIK No. 0001850119

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Century Therapeutics, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter, dated April 23, 2021 (the “Comment Letter”) in connection with the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), confidentially submitted to the SEC on March 26, 2021. In response to the comments set forth in the Comment Letter the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on March 26, 2021.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Amended DRS. Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

Draft Registration Statement on Form S-1 submitted March 26, 2021

Prospectus Summary, page i

1.	Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by iPSC-derived NK and T therapeutics and CRISPR-HDR technology.

Securities and Exchange Commission
May 5, 2021

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages i and 87 of the Amended DRS.

Our pipeline, page iii

2.	We note the inclusion of your Discovery Platform in your pipeline table on pages iii and 86. Given the stage of development of the program, it does not appear material to the company at this time. Therefore, please remove the program from the pipeline table.

The Company respectfully advises the Staff that it has revised the pipeline table on pages iv, 90, and 111 of the Amended DRS in response to the Staff’s comment to eliminate the discovery pipeline from the table.

Our team, page v

3.	We note that your website lists Dr. Hiromitsu Nakauchi, M.D., Ph.D. as a Scientific Co-Founder of the company. Please explain whether Dr. Nakauchi remains involved in the company and, if so, in what capacity. If material, please include disclosure regarding his role and compensation, as appropriate.

The Company respectfully advises the Staff that Dr. Hiromitsu Nakauchi, M.D., Ph.D. has never been employed by the Company, and only provides services to the Company in his capacity as a scientific advisor of the Company. Dr. Nakauchi holds a small equity interest in the Company.

Risk factors, page 1

4.	We note your disclosure on page 38 of the risks related to the potential termination of any of your license agreements with FCDI and other licensors. Given the bullet point on page v which states that you are highly dependent on your strategic relationships and collaborations and any termination or loss of significant rights under such arrangements with your strategic partners could seriously harm your business, please also add disclosure in this section with respect to the risks related to the potential breach or termination of other material agreements, such as your collaboration and manufacturing agreements with FCDI.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 20, 38 and 39 of the Amended DRS.

Securities and Exchange Commission
May 5, 2021

Market and industry data, page 59

5.	We note your statement cautioning investors not to give undue weight to estimates or projections included in the prospectus and your statement that you have not independently verified the accuracy or completeness of the data contained in industry publications and reports. These statements may imply an inappropriate disclaimer of responsibility with respect to the third party information; therefore, either remove the potential disclaiming language or clearly state in this section that you are liable for such information.

In response to the Staff’s comment, we have revised the disclosure on page 60 to delete the statement that the Company has not independently verified the accuracy or completeness of the data contained in the industry publications and reports.

Selected consolidated financial data, page 67

6.	Please provide historical earnings and units per share information. In addition, provide pro forma earnings per share information for the latest year and any subsequent interim periods to give effect to (i) the 2021 Reorganization; (ii) the automatic conversion of all your preferred stock outstanding into 85,865,789 shares of your common stock upon the closing of the offering; and (iii) the reverse stock split to be effected prior to the closing of this offering. Provide a footnote that explains the nature of the pro forma earnings per share information and how it was calculated.

The Company respectfully acknowledges the Staff’s comment and has revised the selected consolidated financial data on page 68 of the Amended DRS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation

Common Stock Valuations, page 81

7.	Once you have an estimated offering price or range, please explain to us how Prior Century determined the fair value of the awards underlying their equity issuances granted to the Company’s employees. Address the reasons for any differences between recent equity valuations of Prior Century and the Company leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock-based compensation. Please discuss with the staff how to submit your response.

The Company respectfully acknowledges the Staff’s comment. At this time, the Company and the lead underwriter have not yet determined the initial public offering price range. When the initial public offering price range is determined, the Company intends to supplementally provide the requested information to the Staff.

Securities and Exchange Commission
May 5, 2021

Advantages of our proprietary Allo-Evasion technology, page 95

8.	Please revise the graphics on pages 95 and 112 to include labels and units for both axes, where applicable.

The Company respectfully advises that, with respect to the illustration on page 101 of the Amended DRS, the graph is merely a hypothetical illustration of the potential of the Company’s Allo-Evasion technology. Therefore, the Company cannot label the axes with measurable units without potentially rendering the disclosure misleading. The Company has revised the disclosure accompanying the respective graph on page 101 of the Amended DRS to clarify further that the graph is intended solely for illustrative purposes and does not reflect actual data or results. In addition, the Company has replaced the graph on page 119 of the Amended DRS with a bar graph that presents the same data presented in the original graph in a clearer format.

Our development candidates, page 104

9.	We refer to your disclosure on page 104 that you believe your program will continue the advancement of your iT cell platform to generate safe and efficacious iPSC-derived cell therapies for different tumor indications. We also note your disclosure on page 113 that you believe that CNTY-101 addresses “unmet needs for an off-the-shelf, safe and effective cell therapy offering an improved therapeutic profile.” Please note that determinations of safety and efficacy are solely within the authority of the FDA; therefore, please revise the prospectus to remove all references and/or implications of safety and efficacy, including those cited above.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 111 and 120 of the Amended DRS.

Licensing, partnerships and collaborations, page 118

10.	Please provide the current expiration date for the last-to-expire patent licensed under the Differentiation License and the Reprogramming License agreements with FCDI, the WARF License, the iCELL sublicense agreement and the Empirica License agreement. Please also disclose the duration of the license agreement you granted FCDI to manufacture or practice developments made by you both in Japan and worldwide.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 127, 128 and 129 of the Amended DRS to include the current expiration date for the last-to-expire patent licensed under the Differentiation License and the Reprogramming License agreements with FCDI, the WARF License, the iCELL sublicense agreement and the Empirica License agreement. The Company has also revised the disclosure on page 127 of the Amended DRS to disclose the duration of the license agreement granted to FCDI to manufacture or practice developments made by the Company both in Japan and worldwide.

Securities and Exchange Commission
May 5, 2021

11.	Please disclose the royalty term under your Reprogramming License agreement with FCDI (as required by the WARF License) and the Empirica License agreement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure regarding the Reprogramming License and the Empirica License to include the royalty terms for each agreement on pages 127 and 130 of the Amended DRS.

12.	Please include disclosure in the Business section and expand your disclosure on page 71 in the MD&A section to include the material terms of the master services agreement with Distributed Bio, Inc. We refer to your disclosure on page F-19, but did not note any further references in the prospectus. Please also file the master services agreement as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to do so.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe that the Master Services Agreement (“MSA”) with Distributed Bio, Inc. (“Distributed Bio”) is a material contract required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Distributed Bio provides certain antibody discovery services and deliverables to the Company. The MSA is just one of several service agreements of the Company entered into within the ordinary course of business with various service providers in the biotechnology industry.

Pursuant to Item 601(b)(10)(ii)(B), if a contract is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be an ordinary course agreement and need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent.” Examples of substantial dependence include any contract “to purchase the major part of registrant’s requirements of goods, services or raw materials or any… license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” The Company’s business is not substantially dependent on the MSA as the expenses accrued in connection with the MSA have been de minimus and the Company can seek antibody discovery services from alternate service providers in the industry. The Company reported expenses of $327,000 and $244,000 pursuant to the MSA for the fiscal years ended December 31, 2020 and 2019, respectively. Each of these amounts was less than 1% of the Company’s total costs and expenses per the respective year. While the Company would be required to make certain milestone payments under the MSA if it brought protein binders developed under the MSA to the clinic for development, it has not done so and does not anticipate doing so in the near future. If it does, the Company will re-assess materially of the MSA at that time. In addition, the terms of the MSA permit the Company to terminate the MSA upon prior written notice without incurring financial penalties other than the requirement that the Company pay any monies then owed under the MSA. Because the MSA is not material to the Company’s business, the Company believes it is not required to disclose the terms of the MSA in the Amended DRS or file the MSA as an exhibit pursuant to Item 601(b)(10).

Securities and Exchange Commission
May 5, 2021

13.	We note your disclosure on page 120 that Bayer was granted a right of first refusal under the Option Agreement to submit bids for the transfer, sale or license of certain product candidates comprised of allogeneic iPSC-derived natural killer cells among others (or the “Research Products”). Given that your pipeline includes product candidates that may include iPSC-derived natural killer (or iNK) therapeutics, please clarify if the Research Products would include any of the product candidates listed in the pipeline table on page iii and if so, please revise your disclosure to highlight this arrangement in the Summary and also in the Risk Factor disclosure on page 4.

The Company respectfully acknowledges the Staff’s comment and has added a footnote to the pipeline chart on pages iv, 90, and 111 and revised the disclosure on pages 4 and 129 of the Amended DRS.

Intellectual Property, page 121

14.	We note your disclosure on page 124 regarding the sublicense to patents owned by WARF with respect to the “Thompson Factors.” Please also disclose the type of patent protection provided to this sublicense.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 134 of the Amended DRS to include the type of patent protection provided with respect to the patents owned by WARF.

15.	We note your disclosure that you license a patent portfolio covering the composition, production and use of the CRISPR-MAD7 gene-editing technology from Inscripta, Inc. on a non-exclusive basis. Please disclose the applicable jurisdiction of those patents. Please also file the license agreement as an exhibit to this registration statement as required by Item 601(b)(10) of Regulation S-K or explain to us why it is not material.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to include the applicable jurisdiction of the patents under license agreement with Inscripta, Inc. (“Inscripta”) on page 133 of the Amended DRS. The Company has filed the license agreement with Inscripta as Exhibit 10.27 to the Amended DRS.

Securities and Exchange Commission May 5, 2021 Page 7

16.	You disclose on page 125 that you license from FCDI a portfolio of six patent families relating to the differentiation of iPSC cells, but we note your disclosure of only five issued U.S. patents. Please confirm and expand your disclosure to include all patents in the six patent families, along with the type of patent protection provided, expiration dates and applicable jurisdictions. Consider adding tabular disclosure in addition to the narrative for ease of use.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the number of patent families has no correlation to the number of issued patents or pending applications and the disclosure in the Amended DRS with respect to the number of issued patents and patents families is accurate. “Patent families” is a term of art regarding patent applications and issued patents based on their priority claims. Not all of the licensed patent families have issued patents.

The Company has revised the disclosure on pages 133 and 134 of the Amended DRS to include the type of patent protection, expiration dates and applicable jurisdictions with respect to the patents and patent families, and has respectfully chosen not to provide the information in tabular form as the Company believes the disclosure is otherwise sufficiently clear and understandable.

Century Therapeutics, LLC and Subsidiary Financial Statements

Consolidated statements of operations and comprehensive loss, page F-4

17.	Please present historical net loss per units and net loss per share information and provide the disclosures required by ASC 260-10-50. Refer to ASC 260-10-15-2.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-4 of the Amended DRS to present historical net loss per share information and the disclosures required by ASC 260-10-50.

Note 3. Initial Capitalization, page F-13

18.	We note that on June 21, 2019, Prior Century and Bayer entered into a commitment agreement to initially capitalize the Company. Please address the following:

a.	We note that in exchange for issuing 67,226,891 common units to Prior Century, the Company acquired substantially all of Prior Century’s assets, assumed all of its liabilities and assumed the operations of Prior Century and after Bayer’s cash contributions to the Company, Prior Century owned 78% of the Company’s equity interests. We further note that notwithstanding its 78% equity interest, Prior Century accounts for its investment in the Company under the equity method of accounting. With reference to specific terms of Bayer’s approval and veto rights, please tell us and expand your disclosures to clarify how you determined that Prior Century did not retain control the Company; and

Securities and Exchange Commission May 5, 2021 Page 8

b.	Provide us with a sufficiently detailed explanation of how you determined the fair value of the 67,226,891 units issued to Prior Century. Expand your disclosures herein, or within your Common Stock Critical Accounting Policies section, to clarify.

a.        The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company was established for the purpose of research, development, and commercialization of cell-based therapies for the treatment of cancer and other indications. Prior Century determined that the Company met the definition of a variable interest entity (“VIE”) under ASC Topic 810, Consolidation, because the Company lacked sufficient equity to finance its activities without additional subordinated financial support. Under the VIE framework, consolidation is required when a legal entity has a controlling financial interest in the VIE by way of a variable interest that provides both (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Within the VIE consolidation framework, Prior Century determined that it did not have the power to direct the activities of the Company that most significantly impact the Company’s economic performance. When making such a determination, Prior Century first considered the purpose of the Company and the significant activities that impact the economic performance of the Company. Given the Company is an early-stage biotechnology entity that is designed for the purpose of research, development, and commercialization of cell-based therapies, Prior Century determined that the activities most significant to the economic performance of the Company were (1) the approval of the Company’s annual operating and capital budgets, including the allocation of funds to the Company’s research and development plan; and (2) hiring and termination decisions over the Company’s Chief Executive Officer.

Prior Century next determined how decisions over these activities were made, noting that the Company’s Board of Managers, which was comprised of five members, controlled the decisions of the Company. At the formation of the Company, the Company’s Board of Managers consisted of one director elected by Bayer HealthCare LLC (“Bayer”), two directors elected by Prior Century, one independent director elected by a majority of the Managers, and the Company’s Chief Executive Officer. Though Bayer’s board representation constituted a minority interest, Bayer was afforded certain approval and veto rights over significant activities of the Company, through provisions promulgated within the Company’s governance documents, that precluded the Bayer and Prior Century members from individually controlling the Board of Managers.

Securities and Exchange Commission May 5, 2021 Page 9

These rights included, but weren’t limited to:

•	Approval rights over the Company’s initial business plan and budget, including the need for the Company to obtain consent from both Bayer and Prior Century to alter the budget prospectively by more than 20 percent. This had the effect of requiring both Bayer and Prior Century to approve the Company’s research and development plan, as the allocation of funds to the research and development plan were determined within the Company’s operating budget. This also included the decision-making around the FCDI collaboration agreement within the research plan;

•	Approval rights over hiring and termination decisions of the Company’s Chief Executive Officer, which required consent from both Bayer and Prior Century; and

•	Approval rights over equity and debt capital raising decisions, including required consent from both Bayer and Prior Century to obtain debt financing in excess of 10% of the Company’s contributed capital.

Based on the above, neither Prior Century nor Bayer (which are unrelated parties) had the power to direct the activities of the Company that most significantly impacted its economic performance, and any decisions about those activities required the consent of each of Prior Century and Bayer.

Lastly, Prior Century assessed how disagreements would be arbitrated in the event a disagreement existed between Bayer and Prior Century related to the decisions outlined above, noting that independent mediation would be required, providing no tie-breaking authority to Bayer nor Prior Century. For the foregoing reasons, Prior Century determined it did not retain control of the Company. The Company has updated Note 3 to the audited financial statements in the Amended DRS with the foregoing analysis.

b.        The Company respectfully acknowledges the Staff’s comment and advises the Staff that the first step in the Company’s valuation analysis involved an assessment of the total purchase consideration implied by the transaction between Bayer and the Company at the formation of the Company. At the formation of the Company, Bayer contributed capital contributions of $145.0 million, of which $75.0 million was received in cash, with a further commitment of $70.0 million, in exchange for a 28 percent equity interest in the Company. Based on this capital contribution, the Company calculated the implied fair value of Company, and, therefore, the implied fair value of the equity interests issued to Prior Century.

In determining the implied fair value of the Company, the Company first examined whether Bayer received anything incremental to their 28 percent equity interest in the Company. In accordance with the limited liability company agreement of the Company in effect at the time, Bayer would initially receive a disproportionate tax deduction given their allocation of 100 percent of the tax losses of the Company. Given this benefit, the Company estimated the fair value of these additional tax savings over the expected period Bayer would receive this disproportionate benefit.

Securities and Exchange Commission May 5, 2021 Page 10

This income approach compared the tax benefits Bayer would receive compared to Bayer’s pro-rata 28 percent ownership tax benefits, with the difference equaling the incremental tax savings that Bayer was expected to receive. The result of this analysis was an additional tax benefit of approximately $33.8 million. Key assumptions underlying Bayer’s tax benefit were Bayer’s weighted average cost of capital of 8.5 percent and Bayer’s effective tax rate of 33.8 percent.

Using the capital contribution amount for Bayer of $145.0 million, as well as adjusting for the tax benefits Bayer would receive as noted above, the adjusted fair value for Bayer’s 28 percent equity interest in the Company was calculated to be approximately $111.2 million. Using this amount, with the understanding that Bayer received a 28 percent equity interest in the Company, a total implied fair value for the Company was estimated to be approximately $397.1 million as of the date the Company was formed. Given the Company’s implied fair value at formation is approximately $397.1 million, and Bayer’s capital contributions to the Company were $145.0 million at formation, the Company determined that the implied fair value of the equity interests issued to Prior Century was approximately $252 million. The Company has updated Note 3 to the audited financial statements in the Amended DRS with the foregoing analysis.

19.	We note the relative fair value allocation of the transaction costs resulted in $225 million of in-process research and development (IPR&D). Please expand your disclosures herein, or within Management’s Discussion and Analysis, to describe the significant IPR&D projects acquired.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 70, F-14, F-15 and F-16 of the Amended DRS to describe the significant IPR&D projects acquired.

Note 14. Stock-based compensation, page F-22

20.	Please disclose the fair value of Prior Century’s shares underlying its options issued to the Company’s employees during the periods presented and how you determined such fair values. Please address how you took into consideration the fair value of the Company’s equity interests as determined in connection with its initial capitalization as discussed in Note 3. In this regard, we note that subsequent to the initial capitalization of the Company, Prior Century has no significant operations other than its investment in the Company.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the exercise prices of the stock options disclosed in Note 14 to the Company’s audited financial statements represents the fair value of Prior Century’s shares underlying its options. Upon the merger of Prior Century into the Company on February 25, 2021, the outstanding stock options became stock options in the Company. Management determined the estimated per share fair value of common stock on the date of grant in part using contemporaneous independent third-party valuations consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (Practice Aid). The Company’s valuation methodologies are further disclosed in its Critical Accounting Policies and Significant Judgements and Estimates disclosure contained in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Amended DRS.

Securities and Exchange Commission May 5, 2021 Page 11

As noted, the options were issued at Prior Century with Prior Century owning ordinary units of the Company. This effectively results in the total Company fair value (utilized for the total transaction cost discussed in Note 3 to the Company’s audited financial statements) to be allocated twice in order to estimate the fair value of the common stock at Prior Century which is the underlying security for the stock options issued. The fair value of the common stock at Prior Century was determined in consideration of the operating agreement for the LLC Entity which stipulated that capital contributions would be repaid prior to any allocation of value based on the number of units held by each party. As such, in determining the fair value of Prior Century common stock, the fair value of the Company was initially allocated to each owner based on their capital accounts. This allocated amount, based on the capital accounts and capital contributions rather than fully diluted ownership for the units of the Company, results in less equity allocated to Prior Century than would be if the allocation was based on unit ownership.

After this initial allocation based on capital accounts, the fair value of Prior Century was then allocated to the various share classes of Prior Century including preferred and common shares, based on the rights and preferences of each share class by utilizing the option pricing method. This second allocation resulted in a fair value estimate for the common stock of Prior Century after which a discount for lack of marketability was applied to account for the illiquidity of a common share in a private company.

General

21.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

The Company respectfully acknowledges the Staff’s comment and is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. To the extent the Company conducts additional meetings, it expects to use the same or similar materials, and the Company undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

Securities and Exchange Commission May 5, 2021 Page 12

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4331.

Sincerely,

/s/ Rachael M. Bushey, Esq.

Rachael M. Bushey, Esq.

cc:

Via Email

Osvaldo Flores, Ph.D., Century Therapeutics, Inc.

Michael Diem, M.D., Century Therapeutics, Inc.

Jennifer Porter, Troutman Pepper Hamilton Sanders LLP

Richard Truesdell, Jr., Davis Polk & Wardwell LLP

Roshni Cariello, Davis Polk & Wardwell LLP